Filed Pursuant to Rule 424(b)7
Registration File No. 333-263882

Prospectus Supplement to Prospectus dated March 28, 2022

13,500,000 Shares

LSB INDUSTRIES, INC.

Common Stock

The selling stockholders named in this prospectus supplement are offering 13,500,000 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Subject to the completion of this offering, we have agreed to purchase from the underwriters 5,500,000 shares of our common stock that are subject to this offering at a price per share equal to the price per share paid by the underwriters to the selling stockholders in this offering.

Our common stock is listed on the New York Stock Exchange under the symbol “LXU.” On August 9, 2022, the last sale price of our common stock as reported on the New York Stock Exchange was $15.31 per share.

Investing in our common stock involves substantial risk. Please read “Risk Factors” beginning on page S-19.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price (1)	$13.0000	$171,746,250
Underwriting discounts and commissions (2)	$0.6825	$5,460,000
Proceeds to selling stockholders, before expenses	$12.3175	$166,286,250

(1)	The price per share in respect of the 5,500,000 shares of our common stock being purchased by us is equal to the price per share paid by the underwriters to the selling stockholders in this offering.
(2)

No discounts or commissions are payable to the underwriters in respect of the 5,500,000 shares of our common stock being purchased by us. We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

The selling stockholders have granted the underwriters an option for a period of up to 30 days from the date of this prospectus supplement to purchase up to an additional 1,200,000 shares of our common stock at the public offering price less the underwriting discount.

We expect that delivery of the shares of common stock will be made against payment thereof on or about August 15, 2022.

Joint Book-Running Managers

Goldman Sachs & Co. LLC	UBS Investment Bank

Deutsche Bank Securities	Jefferies	Piper Sandler

RBC Capital Markets	BNP PARIBAS	Stifel

Prospectus supplement dated August 10, 2022

Prospectus Supplement

None of the Company, the selling stockholders or the underwriters (or any of their respective affiliates) has authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. None of the Company, the selling stockholders or the underwriters take responsibility for or can provide assurance as to the reliability of any other information that others may give you. This prospectus supplement and the accompanying prospectus are an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the date of the applicable document.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

References in this prospectus supplement and the accompanying prospectus to the terms “the Company,” “LSB,” “we,” “our” and “us” or other similar terms mean LSB Industries, Inc. and our consolidated subsidiaries, unless we state otherwise or the context indicates otherwise.

References to “common stock” refer to the common stock, par value $0.10 per share, of the Company.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and certain other matters relating to us, our business and prospects. The second part, the accompanying prospectus, contains a description of our common stock and certain other information.

The information contained in this prospectus supplement may add, update or change information contained in the accompanying prospectus or in documents that we file or have filed with the Securities and Exchange Commission (the “SEC”). To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or documents incorporated by reference filed before the date of this prospectus supplement, the information in this prospectus supplement will supersede such information.

INDUSTRY AND MARKET DATA

The market share, ranking and other data contained or incorporated by reference in this prospectus supplement and the accompanying prospectus are based on our management’s own estimates, independent industry publications, reports by market research firms or other published independent sources and, in each case, our management believes these to be reasonable estimates. However, market share data is subject to change and cannot always be verified with certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. Our internal estimates have not been verified by any independent source, and we have not independently verified any third-party information nor have we ascertained the underlying economic assumptions relied upon in those sources, and neither we nor the underwriters can assure you of the accuracy or completeness of such information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. While we are not aware of any misstatements regarding market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in this prospectus supplement and the accompanying prospectus and in the annual, quarterly and other reports we file from time to time with the SEC. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, might not be reliable.

NON-GAAP FINANCIAL MEASURES

In this prospectus supplement we present EBITDA, adjusted EBITDA, adjusted gross profit, adjusted gross profit margin, adjusted net income (loss), and adjusted net income (loss) per share which are “non-GAAP financial measures.” These are financial measures that are not calculated or presented in accordance with generally accepted accounting principles in the United States (“GAAP”). We believe that certain investors consider these non-GAAP measures as a useful means of measuring our ability to evaluate our financial performance. Non-GAAP measures have limitations and should not be considered in isolation or as a substitute for net income, operating income, cash flow from operations or other consolidated income or cash flow data prepared in accordance with GAAP. Because not all companies use identical calculations, the presentation of the non-GAAP measures presented herein may not be comparable to a similarly titled measure of other companies. These non-GAAP financial measures should be considered only as supplemental to, and not as superior to,

S-ii

financial measures prepared in accordance with GAAP. Non-GAAP financial measures should be read only in conjunction with consolidated financial statements and other financial information prepared in accordance with GAAP. For more information about how we use these non-GAAP financial measures in our business, the limitations of these measures and a reconciliation of these measures to the most directly comparable GAAP measures, please see the section titled “Prospectus Summary— Presentation of Non-GAAP Financial Measures.”

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement, the accompanying prospectus and the financial data and related notes and other information incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock. All information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares, unless otherwise noted.

Our Company

We are headquartered in Oklahoma City, Oklahoma. We manufacture and market chemical products for the agricultural, industrial and mining markets. We own and operate three multi plant facilities in El Dorado, Arkansas (the “El Dorado Facility”), Cherokee, Alabama (the “Cherokee Facility”), and Pryor, Oklahoma (the “Pryor Facility”), and we operate a facility on behalf of Covestro LLC (“Covestro”) in Baytown, Texas (the “Baytown Facility”). Our products are sold through distributors and directly to end customers throughout the United States and parts of Mexico and Canada.

Our Business

Our business manufactures products for three principal markets:

•	Agricultural Markets: ammonia, fertilizer grade ammonium nitrate (“AN” and “HDAN”) and urea ammonia nitrate (“UAN”);

•

Industrial Markets: high purity and commercial grade ammonia, high purity AN, sulfuric acids, concentrated, blended and regular nitric acid, mixed nitrating acids, carbon dioxide, and diesel exhaust fluid (“DEF”); and

•	Mining Markets: industrial grade AN (“LDAN”) and AN solutions.

The products we manufacture at our facilities are primarily derived from natural gas (a raw material feedstock). Our facilities and production processes have been designed to produce products that are marketable at nearly each stage of production. This design has allowed us to develop and deploy a business model optimizing the mix of products to capture the value opportunities in the end markets we serve with a focus on balancing our production.

Our Strategy

We pursue a strategy of balancing the sale of product as fertilizer into the agriculture markets at spot prices or short duration pre-sales and developing industrial and mining customers that purchase substantial quantities of products, primarily under contractual obligations and/or pricing arrangements that generally provide for the pass through of some raw material and other manufacturing costs. We believe this product and market diversification strategy allows us to have more consistent levels of production compared to some of our competitors and helps reduce the volatility risk inherent in the prices of our raw material feedstock and/or the changes in demand for our products.

The strategy of developing industrial and mining customers helps to moderate the risk inherent in the agricultural markets where spot sales prices of our agricultural products may not have a correlation to the natural gas feedstock costs but rather reflect market conditions for like and competing nitrogen sources. This volatility of sales pricing in our agricultural products may, from time to time, compromise our ability to recover our full cost to produce the product. Additionally, the lack of sufficient non-seasonal agricultural sales volume to operate our manufacturing facilities at optimum levels can preclude us from balancing production and storage capabilities. Looking forward, we remain focused on upgrading margins by maximizing downstream production. Our strategy calls for further development of industrial customers who assume the volatility risk associated with the raw material costs and mitigate the effects of seasonality in the agricultural sector.

Our strategy also includes evaluating and pursuing acquisitions of strategic assets or companies, mergers with other companies and investment in additional production capacity where we believe those acquisitions, mergers or expansion of production capacity will enhance the value of the Company and provide appropriate returns.

Our Markets

Agricultural Products

We produce and sell UAN, HDAN and ammonia, all of which are nitrogen-based fertilizers. We sell these agricultural products to farmers, ranchers, fertilizer dealers and distributors primarily in the ranch land and grain production markets in the U.S. Our nitrogen-based fertilizers are used to grow food crops, biofuel feedstock crops, pasture land for grazing livestock and forage production. We maintain long-term relationships with wholesale agricultural distributors and retailers and also sell directly to agricultural end-users through our network of wholesale and retail distribution centers.

The price at which our agricultural products are ultimately sold depends on numerous factors, including the supply and demand for nitrogen fertilizers which, in turn, depends upon world grain demand and production levels, the cost and availability of transportation and storage, weather conditions, competitive pricing and the availability of imports. Additionally, expansions or upgrades of competitors’ facilities combined with international and domestic political, regulatory and economic developments continue to play an important role in the global nitrogen fertilizer industry economics. These factors can affect, in addition to selling prices, the level of inventories in the market which can cause price volatility and affect product margins.

From a farmer’s perspective, the demand for fertilizer is affected by the aggregate crop planting decisions and fertilizer application rate decisions of individual farmers. Individual farmers make planting decisions based largely on prospective profitability of a harvest, while the specific varieties and amounts of fertilizer they apply depend on factors such as their financial resources, soil conditions, weather patterns and the types of crops planted. Additionally, changes in corn prices, as well as soybean, cotton and wheat prices, can affect the number of acres of corn planted in a given year, and the number of acres planted will drive the level of nitrogen fertilizer consumption, likely affecting prices.

Industrial and Mining Products

We manufacture and sell industrial acids and other chemical products primarily to the polyurethane intermediates, paper, fibers, emission control, and electronics industries. In addition, we produce and sell blended and regular nitric acid and industrial and high purity ammonia for many specialty applications, including the reduction of air emissions from power plants.

Sales of our industrial and mining products are generally made to customers pursuant to sales contracts or pricing arrangements on terms that include the cost of the primary raw materials as a pass-through component in the sales price. These contractual sales aid in stabilizing the effect of commodity cost changes and fluctuations in demand for these products due to the cyclicality of the end markets.

Our industrial products sales volumes are dependent upon general economic conditions primarily in the housing, automotive, and paper industries. Our sale prices generally vary with the market price of ammonia, sulfur or natural gas, as applicable, in our pricing arrangements with customers.

We also produce and sell LDAN, HDAN and AN solutions to the mining industry. These solutions are primarily used to produce AN fuel oil and specialty emulsions in the quarry, for metals mining, and to a lesser extent, for coal mining.

Our Competitive Strengths

Advantaged Raw Material Cost Position

We produce ammonia at our El Dorado, Cherokee and Pryor Facilities, which allows us to take advantage of the spread between producing and purchasing ammonia at those facilities.

Diversified Nitrogen Chemicals Business with Differentiated End Market Positions

Our business serves the industrial, agricultural, and mining end markets. We believe this diversity reduces the cyclicality of our financial performance, allowing us to have greater cash flow stability and limit volatility in our production volumes. The flexible nature of our production process gives us the ability to shift our product mix based on end market demand, manage through fluctuating commodity price environments and take advantage of upside opportunities in the end markets we serve. The chart below highlights representative products and applications in each of our end markets.

Key Products	End Markets	Application
• Urea ammonium nitrate solutions (UAN)	• Fertilizer for corn and other crops
• Ammonium nitrate (AN)—High density prills	• Primary nitrogen component in nitrogen, phosphorus and potassium (NPK) fertilizer blends
• Ammonia	• High nitrogen content fertilizer primarily used for corn

• Ammonia	• Power plant emissions abatement, water treatments, refrigerants, metals processing, downstream chemicals
• Nitric Acid	• Semi-conductor, nylon polyurethane intermediates, ammonium nitrate
• Sulfuric Acid	• Pulp and paper, aluminum, water treatment, metals and vanadium processing
• Diesel exhaust fuel (DEF)	• Exhaust steam additive to reduce NOx emissions from diesel vehicles
• CO2	• Food refrigeration / freezing, enhanced oil recovery

• Ammonium nitrate—low density prills and AN solutions	• Explosives for mining, quarries and construction and other industrial applications
• Specialty E2 ammonium nitrate	• Surface mining, quarries, construction

Our production process has been designed to produce products that are marketable at nearly every stage of production. The chart below illustrates the simplified flow from the feedstocks we purchase to the products we produce. Chemicals that pass through multiple stages of production are more complex and typically yield more attractive margins.

LSB Simplified Manufacturing Process Overview

Strategically Located Chemical Assets and Long-Standing Customer Relationships

Our business benefits from highly advantageous locations with logistical and distribution benefits. We have access to the Nustar ammonia pipeline from the U.S. Gulf at our El Dorado Facility, which provides low-cost transportation to distribution points. The El Dorado Facility also has rail access providing favorable freight logistics to our industrial and agricultural customers west of the Mississippi River. Our Cherokee Facility is located east of the Mississippi River, allowing it to reach customers that are not freight logical for others. Our Cherokee Facility sits adjacent to the Tennessee River, providing barge receipt and shipping access, in addition to truck and rail delivery access. Our Pryor Facility is located in the heart of the Southern Plains with close proximity to the Port of Catoosa along with strategic rail and truck delivery access.

LSB Industries Facility Locations

The table below highlights the key products we produce at each of our facilities and the key logistical advantages at those locations.

	Industrial & Mining	Agricultural	Key Logistical Advantages

El Dorado, AR	Ammonia, Acids, AN, CO2	HDAN Ammonia	• Access to NuStar ammonia pipeline • Proximity to key markets west of the Mississippi River • Direct rail access to key western and mid west US markets

Cherokee, AL	Ammonia, Acids, DEF, AN Solution, CO2	UAN Ammonia	• Proximity to Eastern Corn Belt fertilizer markets with multiple modes of delivery (barge, road, rail)

Pryor, OK	Ammonia, CO2	UAN Ammonia	• Proximity to the Southern Plains with direct rail access to Corn Belt

Baytown, TX	Nitric Acid	NA	• Co-located with Covestro under long-term operating agreement

Operational Improvements Resulting from Over $1 Billion of Investments and Ongoing Continuous Improvement Initiatives

Since 2013, we have deployed over $1 billion in capital to expand our operations and to improve our reliability and operational performance. We operate our business through several facilities. Operating multiple facilities diversifies the risk and impact of operational issues that may occur at a single plant, which gives us a strategic advantage over competitors that operate their company through a single facility. Additionally, the production capacity of our combined plants allows us to decrease manufacturing costs, helping us to achieve enhanced margins.

We have also focused on developing standard procedures across our facilities to lower costs, improve maintenance efforts and reduce downtime. We believe our focus on operational excellence, safety and reliability has driven consistently strong financial and operating performance and provides the foundation for our future growth.

Increased Production Capacity Coupled with Favorable Demand and Pricing Environment Driving Sales Growth and Margin Expansion

As of July 2022, corn prices remain above multi-year averages driven by a variety of factors including strong demand for ethanol and China continuing to be a large export market for U.S. corn due largely to its demand for feed for livestock. The June 2022 United States Department of Agriculture (“USDA”) annual Acreage Report states that farmers intend to plant 89.9 million acres of corn in 2022, down 4% compared to the 2021 planting season.

Selling prices of our industrial products have increased because the supply of ammonia remains tight. The Tampa Ammonia benchmark price has remained at record high levels, which has resulted in higher selling prices for our products as many of our industrial contracts are indexed to this benchmark price. Demand trends for the industrial products we sell, primarily nitric acid and ammonia, have remained robust despite disruptions to certain end markets, such as auto manufacturing which has been constrained due to a shortage of microprocessors, as activity in other markets, such as homebuilding and power generation has remained strong.

With our focus on operational excellence and our drive to increase production volumes while controlling costs, we have been able to capture upside across all our end markets as evidenced by our significant sales growth and improved profitability.

Reduced Cost of Capital and Improved Financial Flexibility Resulting from Balance Sheet Recapitalization

During 2021, we marked a milestone with the execution of an exchange transaction, which enabled us to achieve a reduction in leverage, resulting in all the major credit agencies upgrading their ratings on our debt. This provided the opportunity to drive a reduction in our cost of debt by nearly 340 basis points, improve our liquidity position, and extend the maturity of our debt. Our total liquidity exceeds $500 million, providing financial flexibility and the ability to pursue organic and inorganic growth opportunities.

Pursuing Growth Through Organic Capacity Expansion, Accretive Acquisitions and Low Carbon Ammonia Opportunities

Our improved financial flexibility, bolstered by our strong free cash flow generation, has provided us with the platform to pursue multiple key growth initiatives, guided by a focused strategy and investment criteria. We believe our strong free cash flow will support estimated 2022 capital expenditures for reliability, environmental, health and safety initiatives, maintenance including turnarounds at El Dorado and Pryor Facilities, and margin enhancement initiatives.

A key aspect of our future growth centers around pursuing opportunities in low-carbon ammonia. We recently entered into agreements with Lapis Energy (“Lapis”), Thyssenkrupp Uhde USA, LLC (“Thyssenkrupp Uhde”) and Bloom Energy (“Bloom”). The Lapis agreement will develop a project to capture and permanently sequester CO2 at our El Dorado Facility. Lapis will make 100% of the capital investment required for the project development. The project is expected to capture and sequester more than 450,000 metric tons of CO2 annually and is expected to be completed by 2025, representing the first carbon capture and sequestration (“CCS”) project announced in the state of Arkansas and the third CCS project from ammonia production in the US.

The Bloom agreement relates to developing a project to produce approximately 30,000 metric tons of zero-carbon or “green” ammonia per year at our Pryor, Oklahoma facility. The Thyssenkrupp Uhde agreement relates to the development of the engineering design to convert a small portion of Pryor’s existing conventional or “grey” ammonia capacity into green ammonia. Pending results of the feasibility study currently underway with Thyssenkrupp Uhde and subsequent board approval, the project is planned to be constructed in two phases: first with Bloom supplying a 10-megawatt solid oxide electrolyzer, followed by the installation of an additional 20-megawatt alkaline electrolyzer unit, which we plan to source from a leading manufacturer. Bloom will own, operate and maintain the solid oxide electrolyzer. The green hydrogen produced from the electrolyzers as part of the ammonia production process could qualify for federal incentive programs such as the production and investment tax credits under evaluation by Congress.

Key Operating Initiatives for 2022

We expect our future results of operations and financial condition to benefit from following key initiatives:

•

Investing to improve Environmental, Health & Safety and Reliability at our Facilities to further our Progress Towards Becoming a “Best in Class” Chemical Plant Operator while Supplying our Customers with High Quality Products.

•

We believe that our operational progress over the past several years demonstrates that high safety standards not only enable us to protect what matters, which is the well-being of our employees, but also translates into improved plant performance. We remain acutely focused on our efforts to further the progress we have made in creating a high performing safety culture as we advance the safety programs we have underway and implement new ones. We intend to invest additional capital at all three of our facilities to further promote safe and reliable operations in order to build upon the success we have had in implementing enhanced safety programs during the last three years.

•

We have several initiatives currently underway focused on continuing to improve the reliability of our plants which we expect will enable us to produce greater volumes of product for sale while lowering our unit cost of production and increasing our overall profitability. These initiatives are focused on operational excellence through enhancements in leadership at certain of our facilities, bolstering our operating procedures, leveraging the technology investments we have made to improve the optimization of our asset health monitoring and asset care maintenance programs. Additionally, our product quality program continues to focus on providing products to our customers that meet our quality standards.

•

Continue Broadening the Distribution and Optimization of our Product Mix. Over the course of 2021 we were successful in improving upon the production capacity of our plants and we plan to continue to expand the distribution of our products by partnering with customers to take product into different markets while also focusing on opportunities to upgrade our margins through the optimization of our product mix. Additionally, we are evaluating several capital improvement projects for 2022 focused on margin enhancement opportunities related to our storage and distribution capabilities.

•

Development and Implementation of a Strategy to Capitalize on Low Carbon Ammonia and Clean Energy Opportunities. The reduction of greenhouse gas emissions, particularly related to carbon dioxide, has been and we expect will increasingly become a global environmental priority as part of efforts to stem the harmful effects of climate change. There is increasing evidence from a variety of industry studies to indicate that ammonia can play a significant role in making meaningful progress towards this objective. As a result, we are currently evaluating and developing projects that could enable us to become a producer and marketer of blue and green ammonia and other derivative products. Blue ammonia is produced using natural gas and conventional processes but includes an additional stage where the carbon dioxide emissions are captured and permanently stored in deep underground rock formations, resulting in a lower carbon emission product that, we believe, can be sold at a premium to agricultural, industrial, mining, power generation and marine customers seeking to reduce their carbon footprint and potentially capitalize on government incentives. Green ammonia is ammonia produced using renewable energy to power electrolyzers that extract hydrogen from water, resulting in zero-carbon production of ammonia, which we believe can also potentially be sold at a higher premium to a variety of customers and industries around the world.

Ammonia has continued to emerge as one of the more viable alternatives to serve as a hydrogen-based energy source for a variety of applications due to its higher energy density and ease of storage relative to hydrogen gas. Blue and green ammonia can be used as near zero carbon fuel in the maritime sector, as a carbon free fertilizer and as a coal substitute in power generation. If ammonia were to be adopted for these and other energy needs globally, some studies have indicated that future demand could increase significantly from current levels of global annual production of ammonia. We believe we are well-positioned to capitalize on this opportunity and become a market leader given our potential to retrofit our existing plants rather than needing to invest entirely in greenfield projects. We believe this could reduce our time to market for this product and also reduce the upfront capital expenditures necessary to enable us to produce this product, thereby enhancing the economic attractiveness for us of such investments.

•

Evaluate and Pursue Organic Capacity Expansion. We are evaluating opportunities across all of our facilities to increase production capacity through the implementation of several potential debottlenecking projects. Our initial calculations suggest that, assuming mid-market pricing assumptions for Tampa ammonia, UAN and natural gas, these projects could potentially represent significant incremental annual profitability.

•

Pursue Acquisitions of Strategic Assets or Companies. We are actively engaged in evaluating and pursuing various opportunities to acquire strategic assets or companies, where we believe those acquisitions will enhance the value of the Company and provide attractive returns. We evaluate assets and companies that can provide us with geographic expansion, extend an existing product line, add one or more new product lines, leverage our existing ammonia production capabilities, or complement our existing business lines, among other accretive opportunities.

Recent Business Developments

Reduced Cost of Capital through Debt Refinancing

Following our September 2021 preferred stock exchange transaction, in October 2021 we received credit upgrades by Moody’s and S&P and completed a senior secured notes offering of $500 million of 6.25% notes due 2028 (the “2028 Notes”) which we used to refinance our existing higher cost debt and add liquidity to our balance sheet. In February and March of 2022, we received additional credit upgrades from S&P and Moody’s, respectively, after which we completed a “tack on” offering of $200 million of the 2028 Notes. The proceeds from this offering in combination with the enhanced liquidity we attained through our October 2021 offering along with our current level of strong cash flow provide us with the capital for use in pursuing and investing in the Key Operating Initiatives summarized above.

Signed Agreements for Low and No Carbon Ammonia Projects

In April 2022 we entered into an agreement with Lapis Energy to develop a project to capture and permanently sequester CO2 at our El Dorado, Arkansas facility. Lapis, backed by Cresta Fund Management, a Dallas-based middle-market infrastructure investment firm, will make 100% of the capital investment required for the project development. The project is expected to be completed by 2025, subject to the approval of a Class VI permit, at which time CO2 injections are expected to begin. Once operational, the project at the El Dorado site is expected to initially capture and permanently sequester more than 450,000 metric tons of CO2 per year in underground saline aquifers, with the potential to increase this quantity based on potential debottlenecking projects at the facility. The permanently sequestered CO2 generated from the facility’s ammonia production is expected to qualify for federal tax credits under Internal Revenue Code Section 45Q, which are currently $50 per metric ton of CO2 captured beginning in 2026, but under evaluation by Congress to be increased to $85 per metric ton of CO2. Once in operation, the sequestered CO2 is expected to reduce LSB’s scope 1 GHG emissions by approximately 25% from current levels. In addition, sequestering more than 450,000 metric tons of CO2 annually is expected to enable LSB to produce over 375,000 metric tons of blue ammonia annually, a product that could potentially be sold at higher price levels than conventional ammonia.

In May 2022, we entered into agreements with Thyssenkrupp Uhde and Bloom to develop a project to potentially produce approximately 30,000 metric tons of near zero-carbon or “green” ammonia” per year at our Pryor, Oklahoma facility. Thyssenkrupp Uhde is expected to develop the engineering design to convert a small portion of Pryor’s existing conventional or “grey” ammonia capacity into green ammonia. Pending results of the feasibility study currently underway and subsequent board approval, the project is planned to be constructed in two phases: first with Bloom supplying a 10-megawatt solid oxide electrolyzer, followed by the installation of an additional 20-megawatt alkaline electrolyzer unit, which we plan to source from a leading manufacturer. Bloom will own, operate and maintain the solid oxide electrolyzer. The green hydrogen produced from the electrolyzers as part of the ammonia production process could qualify for federal incentive programs such as the production and investment tax credits under evaluation by Congress.

Continued Improvement in Product Sales

Selling prices for all of our major products were higher for the second quarter of 2022 as compared to the same quarter of 2021, driven by a combination of supply and demand factors. Elevated corn prices over the past year have been driven, in part, by strong production levels of ethanol, a gasoline additive that consumes a significant portion of total U.S. annual corn production. Recent USDA forecasts estimate the U.S. corn acreage to be planted in the 2022-2023 planting season to be approximately 90 million acres, modestly lower than the 2021-2022 estimate of 93.4 million acres, but still a healthy level to support strong demand for fertilizers.

Also supporting the strength in fertilizer prices has been the high cost of natural gas in Europe. Natural gas is the primary feedstock for production of ammonia. Natural gas prices in European markets have risen to levels that have negatively impacted the economics of ammonia production in that region, prompting producers to cease operations at some Europe-based facilities. The resultant decrease in global production of ammonia has supported the strength in nitrogen-based fertilizer prices and benefitted U.S. producers which have materially lower production costs given the lower price of natural gas in the U.S.

Further contributing to increased fertilizer prices as compared to year-ago levels has been the impact of the Russian invasion of Ukraine. Ukraine is one of the world’s largest exporters of corn and the current unstable geopolitical situation is expected to continue to disrupt the nation’s corn production and exports in 2022 and 2023. This should translate into constrained global supply for corn and provide support for elevated corn prices in markets throughout the world. As a result, corn farmers will likely be motivated to maximize yields by applying fertilizers, thus supporting nitrogen prices. With respect to global nitrogen supply, Russia has historically been one of the top exporters of ammonia worldwide. Current economic sanctions against Russia by numerous countries around the world have reduced the supply of ammonia flowing into the global fertilizer market, contributing to historically high prices. Finally, the war in Ukraine has resulted in continued high prices for natural gas in Europe, which imports a large amount of its gas from Russia, making ammonia production even more uneconomical for European ammonia producers. On top of the dynamics already resulting in elevated nitrogen prices during the first half of 2022, Russia’s aggression toward Ukraine is likely to have impacts on the global ammonia market far beyond when the conflict ends.

The factors discussed above collectively drove fertilizer prices higher over the course of 2021 and into the early part of the second quarter of 2022. Since that time, while still materially above prior year levels, pricing has declined from peak levels as a result of wet weather throughout the Midwest during the spring planting season, which caused farmers to forego purchases of ammonia and UAN. While this was a headwind to our fertilizer sales volumes in the second quarter, we believe that the limited fertilizer application during the spring may translate into a heavier than typical application of agricultural ammonia in the fall as farmers seek to replenish the nitrogen in their soil ahead of the 2023 planting season.

With respect to our industrial products, selling prices remain materially higher than a year ago largely as a result of the aforementioned factors pertaining to natural gas. The Tampa Ammonia benchmark price declined over the past several months from the all-time high levels attained earlier in 2022 due to lower demand from Asian industrial suppliers coupled with the impact of increased supply following the commissioning of a new plant in Saudi Arabia and the restart of a plant in Louisiana that had been offline for repair. However, the Tampa Ammonia benchmark price remains well above its average price level of the past ten years. This is favorable for our selling prices as many of our industrial contracts are indexed to this benchmark price. Demand trends for nitric acid, our largest industrial product category, have remained strong and we benefitted from a long-term nitric acid supply contract we commenced in 2021. Although we have yet to experience a significant drop in demand for our industrial and mining products overall because of a slowing economy, we believe we have a meaningful degree of downside protection from the impacts of a potential economic recession given the nature of our contracts for these products.

Share Repurchase Program

We intend to purchase from the underwriters 5,500,000 shares of our common stock that are subject to this offering at a price per share equal to the price per share paid by the underwriters to the selling stockholders in this offering. We refer to this repurchase as the “share repurchase.” The share repurchase is part of our existing repurchase program initially approved by our board of directors on May 12, 2022 in the amount of $50 million. Prior to this offering, our board of directors increased the authorization by $50 million. After giving effect to the share repurchase, we will have remaining authorization to repurchase up to approximately $17 million of our common stock under the repurchase program. We intend to fund the share repurchase with cash on hand. The closing of the share repurchase is contingent on the closing of this offering. The share repurchase was approved by a subset of our board of directors comprised entirely of disinterested directors.

The description and the other information in this prospectus supplement regarding the share repurchase is included in this prospectus supplement solely for informational purposes. Nothing in this prospectus supplement should be construed as an offer to sell, or the solicitation of an offer to buy, any of our common stock subject to the share repurchase.

Corporate Information

LSB Industries, Inc. was formed in 1968 as an Oklahoma corporation and became a Delaware corporation in 1977. Our principal executive offices are located at 3503 NW 63rd Street, Suite 500, Oklahoma City, Oklahoma 73116 and our telephone number is (405) 235-4546. Our Internet website address is www.lsbindustries.com. The information on, or that can be accessed through, our website is not part of this prospectus supplement or the accompanying prospectus, and you should not rely on any such information in making the decision whether to purchase our common stock.

Presentation of Non-GAAP Financial Measures

In this prospectus supplement, we present EBITDA, adjusted EBITDA, adjusted gross profit, adjusted gross profit margin, adjusted net income (loss), and adjusted net income (loss) per share which are “non-GAAP financial measures.” These are financial measures that are not calculated or presented in accordance with “GAAP. These non-GAAP financial measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP. Non-GAAP financial measures should be read only in conjunction with consolidated financial statements and other financial information prepared in accordance with GAAP.

EBITDA is defined as net income (loss) plus interest expense, plus loss (gain) on extinguishment of debt, plus depreciation and amortization (D&A) (which includes D&A of property, plant and equipment and amortization of intangible and other assets), plus provision (or less benefit) for income taxes. We believe that certain investors consider EBITDA a useful means of measuring our ability to evaluate our financial performance. EBITDA has limitations and should not be considered in isolation or as a substitute for net income, operating income, cash flow from operations or other consolidated income or cash flow data prepared in accordance with GAAP. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to a similarly titled measure of other companies. Adjusted EBITDA is reported to show the impact of one time/non-cash or non-operating items-such as, loss (gain) on sale of a business and other property and equipment, one-time income or fees, certain fair market value adjustments, non-cash stock-based compensation, and consulting costs associated with our reliability and purchasing initiatives. We historically have performed Turnaround activities on an annual basis; however, we are moving towards extending Turnarounds to a two or three-year cycle. Rather than being capitalized and amortized over the period of benefit, our accounting policy is to recognize the costs as incurred. Given these Turnarounds are essentially investments that provide benefits over multiple years, they are not reflective of our operating performance in a given year. As a result, we believe it is more meaningful for investors to exclude them from our calculation of adjusted EBITDA used to assess our performance. We believe that the inclusion of supplementary adjustments to EBITDA is appropriate to provide additional information to investors about certain items. Our policy is to adjust for non-cash, non-recurring, non-operating items that are greater than $0.5 million quarterly or cumulatively. Neither EBITDA nor adjusted EBITDA should be considered an alternative to, or more meaningful than, net income as determined in accordance with GAAP.

The below table provides a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA for the periods indicated.

LSB Consolidated ($ In Thousands)	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net income	$103,399	$23,670	$162,165	$10,391
Plus:
Interest expense, net	11,584	12,290	21,539	24,662
Loss (gain) on extinguishment of debt	—	(10,000)	113	(10,000)
Depreciation and amortization	16,996	17,277	34,504	34,354
Provision (benefit) for income taxes	20,382	(248)	31,497	(206)

EBITDA	$152,361	$42,989	$249,818	$59,201

Stock-based compensation	1,365	1,063	2,168	1,776
Noncash (gain) on natural gas contracts	—	—	—	(1,205)
Legal fees (Leidos)	270	441	613	1,327
Loss on disposal of assets	852	91	806	174
Fair market value adjustment on preferred stock embedded derivatives	—	716	—	1,152
Turnaround costs	3,295	707	5,826	847

Adjusted EBITDA	$158,143	$46,007	$259,231	$63,272

	Twelve Months Ended
LSB Consolidated ($ In Millions)	December 31,	December 31,	December 31,	December 31,
	2021	2020	2019	2018
Net income (loss)	$43.5	($61.9)	($63.4)	($72.2)
Plus:
Interest expense, net	49.4	51.1	46.4	43.1
Loss/(gain) on extinguishment of debt	10.3	—	—	6.0
Depreciation and amortization	69.9	70.8	69.6	72.6
Provision (benefit) for income taxes	(4.6)	(4.7)	(20.9)	1.7

EBITDA	$168.5	$55.3	$31.7	$51.2

Stock-based compensation	5.5	1.8	2.2	8.3
Change of Control	3.2	—	—	—
Noncash loss (gain) on natural gas contracts	(1.2)	1.2	—	—
Severance costs	—	—	0.6	2.6
Legal Fees (Leidos)	1.9	5.7	9.6	4.8
Loss on disposal of assets and other	0.8	0.9	11.2	(1.6)
Fair market value adjustment on preferred stock embedded derivatives	2.3	(0.1)	(0.6)	(1.2)
Consulting costs associated with reliability and purchasing initiatives	—	0.6	1.4	3.8
Turnaround costs	10.0	0.1	13.2	9.8

Adjusted EBITDA	$191.0	$65.5	$69.3	$77.7

We define adjusted gross profit as gross profit before depreciation and amortization, certain vendor settlements and turnaround expenses. We use adjusted gross profit to provide information about our direct costs of generating revenue that, when viewed in combination with our GAAP results and the following reconciliation, we believe provides a more complete understanding of our business than GAAP measures alone. Amounts presented in accordance with our definition of adjusted gross profit may not be comparable to similar measures disclosed by other issuers because not all issuers calculate measures of gross profit in the same manner. Adjusted gross profit should not be considered an alternative to, or more meaningful than, Gross profit as determined in accordance with GAAP. We use Adjusted gross profit margin to facilitate measuring the profitability of our operations. Adjusted gross profit margin should not be considered an alternative to, or more meaningful than, gross profit margin as determined in accordance with GAAP.

The below table provides a reconciliation of gross profit to adjusted gross profit and adjusted gross profit margin for the periods indicated.

LSB Consolidated ($ In Thousands)	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Total net sales	$284,803	$140,696	$483,784	$238,812
Adjusted gross profit (1)	162,865	52,656	273,282	77,596
Depreciation and amortization (2)	(16,646)	(16,941)	(33,802)	(33,681)
Turnaround expense	(3,295)	(707)	(5,826)	(847)

Gross profit	$142,924	$35,008	$233,654	$43,068

Gross Profit Margin
Adjusted gross profit margin (3) (4)	57%	37%	57%	33%
Gross profit margin (3)	50%	25%	48%	18%

(1)	Represents a non-GAAP measure since the amount excludes depreciation, amortization, settlements and turnaround expenses.
(2)	Represents amount classified as cost of sales.
(3)	As a percentage of the respective net sales.
(4)	Adjusted gross profit margin is a non-GAAP measure. It reflects gross profit margin which excludes turnaround, depreciation and amortization expenses and a recovery from settlements

LSB Consolidated ($ In Thousands)	Twelve Months Ended December 31,
	2021	2020	2019	2018
Total net sales	$556,239	$351,316	$365,070	$378,160
Adjusted gross profit (1)	217,515	80,960	86,458	90,868
Depreciation and amortization (2)	(68,583)	(69,500)	(68,263)	(70,184)
Turnaround expense	(9,953)	(76)	(13,210)	(9,768)
Settlements		5,664		4,919

Gross profit	$138,979	17,048	$4,985	$15,835

Gross Profit Margin
Adjusted gross profit margin (3) (4)	39%	23%	24%	24%
Gross profit margin (3)	25%	5%	1%	4%

(1)	Represents a non-GAAP measure since the amount excludes depreciation, amortization, settlements and turnaround expenses.
(2)	Represents amount classified as cost of sales.
(3)	As a percentage of the respective net sales.
(4)	Adjusted gross profit margin is a non-GAAP measure. It reflects gross profit margin which excludes turnaround, depreciation and amortization expenses and a recovery from settlements

We define adjusted net income (loss) as net income (loss) adjusted for the impact of the closing of the Exchange Transaction on September 27, 2021, as well as any non-cash, non-recurring, non-operating items that are greater than $0.5 million quarterly or cumulatively. Amounts presented in accordance with our definition of adjusted net income (loss) may not be comparable to similar measures disclosed by other issuers because not all issuers calculate measures of net income in the same manner. Adjusted net income (loss) should not be considered an alternative to, or more meaningful than, net income (loss) as determined in accordance with GAAP. We use Adjusted net income (loss) per share to facilitate measuring our earnings on a per share basis. Adjusted net income (loss) per share should not be considered an alternative to, or more meaningful than, net income (loss) per share as determined in accordance with GAAP.

The below table provides a reconciliation of net income (loss) to adjusted net income (loss) and net income (loss) per share to adjusted net income (loss) per share for the periods indicated.

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Numerator ($ In Thousands):
Net income (loss) attributable to common stockholders	$103,399	$12,646	$162,165	$(10,507)
Adjustments:
Dividend requirements on Series E Redeemable Preferred	—	10,213	—	19,724
Accretion of Series E Redeemable Preferred	—	513	—	1,024

Adjusted net income (loss) attributable to common stockholders	103,399	23,372	162,165	10,241
Other Adjustments:
Stock-based compensation	1,365	1,063	2,168	1,776
Noncash loss (gain) on natural gas contracts	—	—	—	(1,205)
Legal fees (Leidos)	270	441	613	1,327
Loss on disposal of assets	852	91	806	174
Fair market value adjustment on preferred stock embedded derivative	—	716	—	1,152
Turnaround costs	3,295	707	5,826	847

Adjusted net income (loss) attributable to common stockholders, excluding other adjustments	$109,181	$26,390	$171,578	$14,312

Denominator:
Adjusted weighted-average shares for basic net income (loss) per share and for adjusted net income (loss) per share (1)	88,181	37,031	88,301	37,162
Adjustment:
Unweighted shares, including unvested restricted stock subject to forfeiture	1,224	2,199	1,458	1,665

Outstanding shares, net of treasury, at period end for adjusted net income (loss) per share, excluding other adjustments	89,405	39,230	89,759	38,827

Basic net income (loss) per common share	$1.17	$0.34	$1.84	$(0.28)

Adjusted net income (loss) per common share, excluding other adjustments	$1.22	$0.67	$1.91	$0.37

(1)	Excludes the weighted-average shares of unvested restricted stock that are subject to forfeiture.

The Offering

Common stock offered by the selling stockholders	13,500,000 shares

Common stock outstanding	88,726,177 shares

Option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to 1,200,000 additional shares.

Use of proceeds	We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

Lock-up agreements	In connection with this offering, each of our officers and directors and each of the selling stockholders have entered into a customary lock-up agreement with the underwriters, which regulates their sales of our common stock for a period of 120 days after the date of this prospectus supplement, subject to certain exceptions. See “Underwriting.”

Share repurchase	Subject to completion of this offering, we have agreed to repurchase 5,500,000 shares of our common stock that are subject to this offering from the underwriters at a price per share equal to the price per share paid by the underwriters to the selling stockholders in this offering. The closing of the share repurchase is contingent on the closing of this offering. The share repurchase was approved by a special committee of our board of directors, which is comprised entirely of disinterested directors.

Risk factors	You should read carefully the information set forth under “Risk Factors” herein and in the accompanying prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

New York Stock Exchange trading symbol	“LXU”

RISK FACTORS

An investment in our common stock involves various risks. You should carefully consider the following risks and all of the other information contained in this prospectus supplement and the accompanying prospectus before investing in our common stock. In addition, you should read and consider the risk factors associated with our business included in the documents incorporated by reference in this prospectus supplement, including our Annual Report on Form 10-K for the year ended December 31, 2021. See “Where You Can Find More Information.” The risks described below and incorporated herein by reference are those which we believe are the material risks that we face. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.

Risks Related to Our Common Stock and this Offering

Following the offering and share repurchase, affiliates of Eldridge Industries, LLC (“Eldridge”) will continue to have significant influence over us, which could limit your ability to influence the outcome of key transactions, including a change of control.

Upon the completion of this offering and share repurchase, based on the 88,726,177 shares of common stock outstanding as of August 9, 2022, LSB Funding and SBT Investors LLC, each of which is an affiliate of Eldridge, will beneficially own approximately 44.6% of our outstanding common stock (or approximately 43.2% if the underwriters exercise their option to purchase additional shares in full). For as long as the Eldridge-affiliated stockholders continue to beneficially own a substantial percentage of the voting power of our outstanding common stock, Eldridge and its affiliates will continue to have significant influence over us. For example, they will be able to strongly influence or effectively control the election of all of the members of our board of directors and our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of additional indebtedness, the issuance of any additional shares of common stock or other equity securities, the repurchase or redemption of shares of our common stock and the payment of dividends.

Additionally, Eldridge manages businesses across a range of industries and may acquire and hold interests in businesses that compete directly or indirectly with us. Eldridge may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Our stock price could be extremely volatile and, as a result, you may not be able to resell your shares at or above the price you paid for them.

Since January 1, 2021, the price of our common stock, as reported on the New York Stock Exchange, has ranged from an intraday low of $2.36 on January 4, 2021 to an intraday high of $27.45 on April 20, 2022. In addition, the stock market in general has been highly volatile. As a result, the market price of our common stock could be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of their investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere herein and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	publication of research reports by securities analysts about us, our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions or departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry, including relating to climate change;

•	changes in legislation, regulation and government policy as a result of U.S. presidential and congressional elections;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters, climate change and other calamities, including pandemics; and

•	changes in general market and economic conditions.

Broad market and industry factors may also negatively affect the market price of our common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon exercise of options, or shares of our authorized but unissued preferred stock, subject to the applicable rules of the New York Stock Exchange. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

There may be sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.

As of August 9, 2022, there were 88,726,177 shares of our common stock outstanding. Of our issued and outstanding shares, all of the common stock sold in this offering, will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Following completion of this offering and the share repurchase, approximately 44.6% of our outstanding common stock (or approximately 43.2% if the underwriters exercise their option to purchase additional shares in full) will be beneficially held by LSB Funding and SBT Investors LLC. Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future.

In connection with this offering, each of our officers and directors and each of the selling stockholders have entered into a lock-up agreement with the underwriters, which regulates their sales of our common stock for a period of 120 days after the date of this prospectus supplement, subject to certain exceptions.

In addition, we have registered shares of our common stock that are reserved for issuance under our 2016 Long Term Incentive Plan.

Provisions in our charter documents and NOL rights plan, as well as Delaware law, may deter takeover efforts that may be beneficial to stockholder value.

In addition to the beneficial ownership by Eldridge and its affiliates of a substantial percentage of our common stock, provisions in our certificate of incorporation and bylaws and Delaware law could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include a classified board of directors and the ability of our board of directors to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquiror. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the company may be unsuccessful.

On July 6, 2020, we and Computershare Trust Company, N.A., as rights agent, entered into a Section 382 Rights Agreement (the “NOL Rights Agreement”) designed to diminish the risk that our ability to use our net operating losses and certain other tax assets to reduce potential future federal income tax obligations would become subject to limitations by reason of us experiencing an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended. While the NOL Rights Agreement is intended to preserve our net operating losses, it effectively deters current and future purchasers from becoming 4.99% stockholders. The NOL Rights Agreement could also make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders.

Our bylaws designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware is the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

•	any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware, our certificate of incorporation or our bylaws;

•	any action to interpret, apply, enforce or determine the validity of our bylaws; or

•	any other action asserting a claim against us that is governed by the internal affairs doctrine (each, a “Covered Proceeding”).

In addition, our bylaws provide that if any action the subject matter of which is a Covered Proceeding is filed in a court other than the specified Delaware courts without the approval of our board of directors (each, a “Foreign Action”), the claiming party will be deemed to have consented to (i) the personal jurisdiction of the specified Delaware courts in connection with any action brought in any such courts to enforce the exclusive forum provision described above and (ii) having service of process made upon such claiming party in any such enforcement action by service upon such claiming party’s counsel in the Foreign Action as agent for such claiming party.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

We may not pay additional dividends on our common stock and, consequentially, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

Any decision to declare and pay special or regular dividends will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our credit facilities and outstanding notes. As a result, you may not receive any return on an investment in our common stock unless you sell your common stock for a price greater than that which you paid for it.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain statements that are considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements use words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “estimates,” “intends,” “projects,” “goals,” “targets” and other similar expressions or future verbs such as “will,” “may”, “should,” “would” and “could.” You can also identify them by the fact that they do not relate strictly to historical or current facts. Forward-looking statements are based on management’s beliefs, expectations and assumptions and involve a number of known and unknown risks and uncertainties. These forward-looking statements are not guarantees of future performance, and there are a number of factors that could cause actual outcomes and results to differ materially from the results contemplated by such forward- looking statements. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements.

Additionally, any statements contained in this prospectus supplement and the information incorporated by reference into this prospectus supplement that are not statements of historical facts or that concern future matters, such as expectations regarding this offering, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate and other statements regarding similar matters may be deemed to be forward-looking statements.

Forward-looking statements contained or incorporated by reference herein include, but are not limited to, the following:

•	the impact of Eldridge and its affiliates holding a majority of our common stock;

•	our ability to invest in projects that will generate the best returns for our stockholders;

•	the impact from the COVID-19 pandemic;

•	our future liquidity outlook;

•	the outlook of our chemical and low carbon products and related markets;

•	the amount, timing and effect on the nitrogen market from the recent nitrogen expansion projects;

•	the effect from the lack of non-seasonal volume;

•	our belief that competition is based upon service, price, location of production and distribution sites, and product quality and performance;

•	our outlook for the industrial and mining industries;

•	the availability of raw materials;

•	our ability to broaden the distribution of our products;

•	the result of our product and market diversification strategy;

•	changes in domestic fertilizer production;

•	the increasing output and capacity of our production facilities;

•	on-stream rates at our production facilities;

•	our ability to moderate risk inherent in agricultural markets;

•	the sources to fund our cash needs and how this cash will be used;

•	the ability to enter into the additional borrowings;

•	the anticipated cost and timing of our capital projects;

•	certain costs covered under warranty provisions;

•	our ability to pass to our customers cost increases in the form of higher prices;

•	our belief as to whether we have sufficient sources for materials and components;

•	annual natural gas requirements;

•	compliance by our facilities with the terms of our permits;

•	the costs of compliance with, and liabilities relating to, environmental, including climate change, health and safety, security and transportation laws and regulations;

•	our belief as to when planned major maintenance activities (“Turnarounds”) will be performed and completed;

•	expenses in connection with environmental projects;

•	the effect of litigation and other contingencies;

•	the increase in interest expense;

•	our ability to comply with debt servicing and covenants;

•	our ability to meet debt maturities or redemption obligations when due; and

•	our beliefs as to whether we can meet all required covenant tests for the next twelve months.

While we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance such expectations will prove to have been correct. There are a variety of factors which could cause future outcomes to differ materially from those described or incorporated by reference in this prospectus supplement or the accompanying prospectus including, but not limited to, the following:

•	changes in the ownership percentage of Eldridge and its affiliate, LSB Funding, resulting in them no longer holding a majority of our outstanding common stock;

•	changes associated with the COVID-19 pandemic and governmental and related responses;

•	changes in general economic conditions, both domestic and foreign;

•	material reductions in revenues;

•	material changes in interest rates;

•	widespread inflation, both domestic and foreign;

•	substantial supply chain disruptions;

•	our ability to collect in a timely manner a material amount of receivables;

•	increased competitive pressures;

•	adverse effects of increases in prices of raw materials;

•

changes in, or liabilities relating to, federal, state and local laws and regulations, especially environmental, health and safety laws and regulations or the American Reinvestment and Recovery Act, or in the interpretation of such;

•	changes in laws, regulations or other issues related to climate change;

•	releases of hazardous substances or pollutants into the environment exceeding our permitted limits or requiring remediation;

•	material increases in equipment, maintenance, operating or labor costs not presently anticipated by us;

•	the requirement to use internally generated funds for purposes not presently anticipated;

•	the inability to secure additional financing for planned capital expenditures or financing obligations due in the near future;

•	our substantial existing indebtedness;

•	material changes in the cost of natural gas and certain precious metals;

•	limitations due to financial covenants;

•	changes in competition;

•	the loss of any significant customer;

•	increases in cost to maintain internal controls over financial reporting;

•	changes in operating strategy or development plans;

•	our inability to adequately evaluate potential acquisitions of strategic assets or companies;

•	an inability to fund the working capital and expansion of our businesses;

•	our inability to improve our capital structure and overall cost of capital;

•	changes in the production efficiency of our facilities;

•	adverse results in our contingencies including pending litigation;

•	unplanned downtime at one or more of our chemical facilities;

•	changes in production rates at any of our chemical plants;

•	an inability to obtain necessary raw materials and purchased components;

•	material increases in cost of raw materials;

•	material changes in our accounting estimates;

•	significant problems within our production equipment;

•	fire or natural disasters;

•	an inability to obtain or retain our insurance coverage;

•	difficulty obtaining or maintaining necessary permits;

•	difficulty obtaining third-party financing;

•	risks associated with proxy contests initiated by dissident stockholders;

•	changes in fertilizer production;

•	reduction in acres planted for crops requiring fertilizer;

•	decreases in duties for products we sell resulting in an increase in imported products into the U.S.;

•	adverse effects from regulatory policies, including tariffs;

•	volatility of natural gas prices;

•	price increases resulting from increased inflation;

•	weather conditions, including the effects of climate change;

•	increases in imported agricultural products;

•	global supply chain disruptions; and

•	other factors described in the “Risk Factors” section of this prospectus supplement and in the annual, quarterly and other reports we file from time to time with the SEC.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward- looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate us. Any of our investors should consider all risks and uncertainties disclosed in our SEC filings, described under the section entitled “Where You Can Find More Information,” all of which are accessible on the SEC’s website at http://www.sec.gov. We note that all website addresses given in this prospectus are for information only and are not intended to be an active link or to incorporate any website information into this document.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

DIVIDEND POLICY

Any decision to declare and pay special or regular dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our credit facilities and outstanding notes.

SELLING STOCKHOLDERS

The following table and footnotes set forth information with respect to the beneficial ownership of our common stock as of August 9, 2022 by each of the selling stockholders, after giving effect to a pro rata distribution in kind of 29,356,127 shares held by LSB Funding to its indirect equityholders to be completed prior to the closing of this offering.

The amounts and percentage of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of August 9, 2022. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all stock shown as beneficially owned by them, subject to community property laws where applicable.

The percentage ownership information shown in the table below is based upon 88,726,177 shares of common stock outstanding as of August 9, 2022, after giving effect to a pro rata distribution in kind of 29,356,127 shares held by LSB Funding to its indirect equityholders to be completed prior to the closing of this offering.

Name	Shares Owned Before the Offering		Shares Offered Hereby (no option exercise)	Shares Owned After the Offering (no option exercise) (1)
	Number	Percentage		Number	Percentage
LSB Funding LLC (2)	25,000,000	28.2%	6,750,000	18,250,000	21.9%
SBT Investors LLC (3)	25,622,476	28.9%	6,750,000	18,872,476	22.7%

(1)

Assumes the consummation of the share repurchase of 5,500,000 shares of our common stock from the underwriters concurrently with the closing of this offering and other transactions related to this offering.

(2)

LSB Funding LLC has sole voting and dispositive power over the shares reported as owned by LSB Funding LLC. The Board of Managers of LSB Funding LLC consists of Duncan Bagshaw, Anthony Minella and Todd Boehly. The address of the principal executive offices of the LSB Funding LLC is 600 Steamboat Road, Greenwich, CT 06830.

(3)

Represents 24,803,398 shares directly held by the SBT Investors LLC and 819,078 shares directly held by EEH 2017, LLC. SBT Investors LLC is the indirect controlling member of EEH 2017, LLC and in such capacity may be deemed to have sole voting and dispositive power over the shares held by EEH 2017, LLC. SBT Investors LLC has sole voting and dispositive power over the shares reported as owned by SBT Investors LLC. SBT Investors LLC is managed by its sole member, NZC Capital LLC, which is managed by Todd Boehly. The address of the principal executive offices of the SBT Investors LLC is 600 Steamboat Road, Greenwich, CT 06830.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change at any time, possibly on a retroactive basis.

This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code. This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code, insurance companies, partnerships or other pass-through entities (and partners or beneficial owners therein), certain U.S. expatriates or long-term residents, persons that have a “functional currency” other than the U.S. dollar, tax-exempt organizations, pension plans, tax-qualified retirement plans, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Internal Revenue Code and entities all of the interests of which are held by qualified foreign pension funds, “controlled foreign corporations”, “passive foreign investment companies”, corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, or holders subject to the alternative minimum tax). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations, the Medicare contribution tax on net investment income, or considerations under the tax laws of any state, local or non-U.S. jurisdiction or any U.S. federal tax laws other than U.S. federal income or estate tax laws.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not classified as a partnership and that, for U.S. federal income tax purposes, is not:

•	an individual who is a citizen or resident of the United States;

•

a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons has the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

If you are an individual, you are a resident alien if you are a lawful permanent resident of the United States (e.g., a green card holder) and you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in and including the current calendar year. For these purposes, all the days present in the United States in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they are U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income and estate tax consequences of the purchase, ownership or disposition of our common stock.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Our Common Stock

Any decision to declare and pay special or regular dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our credit facilities and outstanding notes. In the event that we make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distribution would also be subject to the discussions below under the sections titled “—Additional Withholding and Reporting Requirements” and “—Backup Withholding and Information Reporting.”

Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or the applicable withholding agent, as the case may be, with the appropriate IRS Form W-8, such as:

•	A valid IRS Form W-8BEN or IRS Form W-8BEN-E (or successor forms) certifying, under penalties of perjury, a reduction in, or exemption from, withholding under an applicable income tax treaty, or

•

A valid IRS Form W-8ECI (or successor form) certifying, under penalties of perjury, that a dividend paid on common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. tax rates as described below).

The certification requirement described above must be provided to us or the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that hold shares of our common stock through intermediaries or are pass-through entities for U.S. federal income tax purposes.

If the Non-U.S. Holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. Subject to applicable exceptions, the holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. Even if our current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or, in certain cases involving individual holders, a fixed base), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certification requirements described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a United States person, as defined under the Internal Revenue Code. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.

Non-U.S. Holders that do not timely provide us or the applicable withholding agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussions below under the sections titled “—Additional Withholding and Reporting Requirements” and “—Backup Withholding and Information Reporting”, in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “United States real property holding corporation”, as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our common stock, and certain other requirements are met, or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States or, in certain cases involving individual holders, a fixed base).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Generally, a corporation is a USRPHC only if the fair market value of its United States real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as USRPHC so long as our common stock is “regularly traded” (as defined by applicable Treasury regulations) on an established securities market at any time during the calendar year in which the disposition occurs and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five-year period ending on the date of disposition and the holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Additional Withholding and Reporting Requirements

Sections 1471 through 1474 of the Internal Revenue Code and the related Treasury regulations, together with other U.S. Treasury and IRS guidance issued thereunder and intergovernmental agreements, legislation, rules and other official guidance adopted pursuant to such intergovernmental agreements (collectively, “FATCA”) generally impose U.S. federal withholding at a rate of 30% on payments of dividends on our common stock paid to (i) a “foreign financial institution” (as specifically defined in the Internal Revenue Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Internal Revenue Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). An intergovernmental agreement between the U.S. and an applicable foreign country may, however, modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return containing the required information (which may entail significant administrative burden). Non-U.S. holders are urged to consult their own tax advisors regarding the effects of FATCA on their investment in our common stock.

While withholding under FATCA would have applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019 by such applicable non-U.S. entities, proposed Treasury regulations (on which taxpayers and withholding agents may currently rely) eliminate FATCA withholding on payments of gross proceeds from the sale or other disposition of stock entirely. Taxpayers and withholding agents generally may rely on these proposed Treasury regulations until final Treasury regulations are issued.

Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Backup Withholding and Information Reporting

In general, information reporting will apply to distributions on our common stock paid to a Non-U.S. Holder and the tax withheld, if any, with respect to the distributions. Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Internal Revenue Code) in order to avoid backup withholding at the applicable rate, currently 24%, with respect to dividends on our common stock. A Non-U.S. Holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Internal Revenue Code), or such holder otherwise establishes an exemption. Provision of an IRS Form W-8 appropriate to the Non-U.S. Holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.

Information reporting and, depending on the circumstances, backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a U.S. broker or a foreign broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or in which the Non-U.S. Holder is incorporated, under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Shares of our common stock that are owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of such individual’s death will be included in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

UNDERWRITING

Goldman Sachs & Co. LLC and UBS Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Goldman Sachs & Co. LLC	4,846,155
UBS Securities LLC	4,153,847
Deutsche Bank Securities Inc.	835,714
Jefferies LLC	835,714
Piper Sandler & Co.	835,714
RBC Capital Markets, LLC	835,714
BNP Paribas Securities Corp.	578,571
Stifel, Nicolaus & Company, Incorporated	578,571

Total	13,500,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

Subject to the completion of this offering, we have agreed to purchase 5,500,000 shares of our common stock that are subject to this offering from the underwriters at a price per share equal to the price per share paid by the underwriters to the selling stockholders in this offering. The closing of the share repurchase is contingent on the closing of this offering.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount from the public offering price not to exceed $0.4095 per share. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,200,000 additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

In connection with this offering, we have agreed with the underwriters, for a period of 120 days from the date of this prospectus supplement (the “Lock-Up Period”) not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement relating to, any securities of the Company that are substantially similar to common stock, including any options or warrants to purchase shares of common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, without the prior written consent of Goldman Sachs & Co. LLC and UBS Securities LLC.

In connection with this offering, each of our officers and directors and each of the selling stockholders have entered into a lock-up agreement (the “Lock-Up Agreement”) with the underwriters, pursuant to which they have agreed, during the Lock-Up Period, that they will not (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of common stock of the Company, or any options or warrants to purchase any shares of common stock of the Company, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock of the Company, (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of the above described securities, whether any such transaction or arrangement would be settled by delivery of common stock or other securities, in cash or otherwise or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above, subject to certain exceptions.

With respect to us, the restrictions described above are subject to specified exceptions, including the following:

(i)	any shares of common stock issued by us upon the exercise or vesting of an option or warrant or the conversion of a security outstanding on the date of the underwriting agreement;

(ii)

any shares of common stock issued or options to purchase common stock granted pursuant to (A) employee benefit plans of the Company, or (B) any non-employee director stock plan or dividend reinvestment plan;

(iii)	the filing of a registration statement on Form S-8 or other appropriate forms as required by the Securities Act, to relating to any employee stock option plan or similar plan described above;

(iv)

shares of common stock issued in connection with mergers or acquisitions of businesses, entities, property or other assets, (including the filing of a registration statement on Form S-4 or other appropriate form with respect thereto) or pursuant to any employee benefit plan assumed by the Company in connection with any such merger or acquisition

(v)

the establishment of, and any sales or transfers pursuant to, a trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock; provided that no transfers shall occur under such newly established plan during the period beginning from the date of the Lock-Up Agreement and continuing to and including the date 75 days after the date of this prospectus supplement and no public announcement or filing shall be voluntarily made by any person in connection therewith other than general disclosure in Company periodic reports to the effect that Company directors and officers may enter into such trading plans from time to time; or

(vi)

the issuance of shares of common stock, of restricted stock awards or of options to purchase shares of common stock, in each case, in connection with joint ventures, commercial relationships or other strategic transactions, partnerships with experts or other talent to develop or provide content, equipment leasing arrangements or debt financing.

With respect to our directors and executive officers and the selling stockholders, the restrictions described above are subject to specified exceptions, including the following:

(vii)

as a bona fide gift or gifts, including to charitable organizations or non-profit educational institutions, or for bona fide estate planning purposes, provided that the donee or donees thereof agree to be bound in writing by the restrictions provided in the Lock-Up Agreement; and provided, further, that no filing under Section 16(a) of the Exchange Act (other than a Form 5), reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the Lock-Up Period;

(viii)

to any trust for the direct or indirect benefit of that director, officer or selling stockholder or their immediate family, provided that the trustee of the trust agrees to be bound in writing by the restrictions provided in the Lock-Up Agreement; and provided, further, that any such transfer shall not involve a disposition for value;

(ix)

to the extent the sale, loan, pledge or other disposition, or transfer of economic consequences of the common stock (a “Transfer”) relates to shares of common stock purchased by our officers and directors on the open market following the offering; provided that no filing under Section 16(a) of the Exchange Act or any other public filing or disclosure by or on behalf of that officer or director shall be required or shall be voluntarily made during the Lock-Up Period in connection with subsequent sales of common stock or other securities acquired in such transactions;

(x)

with respect to any corporation, partnership, limited liability company or other business entity, to (A) its limited or general partners, members, stockholders or other equityholders (or to the estates of any of the foregoing) or (B) its affiliates or other entities controlled or managed by or under common control or management with the director, officer or selling stockholder or any of its affiliates (other than the Company our subsidiaries);

(xi)

in connection with the disposition of shares of common stock to us, or withholding of shares of common stock by us, in connection with the exercise of options, including “net” or “cashless” exercises, or the vesting or settlement of restricted stock units or other rights to purchase shares of our common stock, for the payment of tax withholdings or remittance payments due as a result of the exercise of any such options or vesting or settlement of such restricted stock units or other rights to purchase shares of our common stock, in all such cases, pursuant to equity awards granted under an equity incentive plan of ours described herein; provided, that (A) any shares of common stock received upon the exercise or settlement of the option, restricted stock units or other equity awards shall be subject to the Lock-Up Agreement, and (B) that no filing under Section 16(a) of the Exchange Act shall be voluntarily made during the Lock-Up Period; provided, however, if the director, officer or selling stockholder is required to file a report under Section 16(a) of the Exchange Act during the Lock-Up Period, that director, officer or selling stockholder shall include a statement in footnotes to such report to the effect that (1) such transfer relates to the circumstances described in this clause (v), and (2) the shares received are subject to a lock-up agreement with the underwriters;

(xii)

(A) as a result of the operation of law, or pursuant to an order of a court (including a domestic order, divorce settlement, divorce decree, or separation agreement) or regulatory agency or (B) by will, other testamentary document or intestate succession;

(xiii)

to us, in connection with the repurchase of shares of common stock issued pursuant to equity awards granted under an equity incentive plan of ours or pursuant to the agreements pursuant to which such shares were issued, in each case, upon termination of their relationship with us; provided that any public filing or disclosure of such transfer shall clearly indicate in the footnotes thereto that such transfer was to us in connection with the repurchase of shares of common stock;

(xiv)

pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all or substantially all holders of our capital stock involving a change of control of the Company, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, our officers and/or directors’ shares of common stock shall remain subject to the provisions of the Lock-Up Agreement during the Lock-Up Period;

(xv)

with respect to the selling stockholders only, as a pledge by either selling stockholder or any of their respective affiliates (or any permitted transferee thereof) pursuant to agreements governing indebtedness or commitments relating to indebtedness of that selling stockholder or any of their respective affiliates (or any permitted transferee thereof) or its affiliates (other than the Company and its subsidiaries) which is outstanding on the date hereof and any Transfer in connection with a foreclosure with respect to the same, and any refinancing of such indebtedness or commitments;

(xvi)

to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under the aforementioned exceptions; provided that if and to the extent such otherwise required by such provision, that any such shares of common stock received shall be subject to the Lock-Up Agreement;

(xvii)	with the prior written consent of Goldman Sachs & Co. LLC and UBS Securities LLC on behalf of the underwriters;

(xviii)	the sale of the selling stockholders’ shares pursuant to the underwriting agreement (including the share repurchase); or

(xix)

(A) any sales made pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Exchange Act prior to the date of the Lock-Up Agreement; provided that any filing under Section 16(a) of the Exchange Act that is made in connection with any such sales during the Lock-Up Period shall state that such sales have been executed under a trading plan pursuant to Rule 10b5-1 under the Exchange Act; and/or (B) the establishment of, and any sales or transfers pursuant to, a trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act on or after the date of the Lock-Up Agreement; provided that no transfers shall occur under such newly established plan during the period beginning from the date of the Lock-Up Agreement and continuing to and including the date 75 days after the date of this prospectus supplement and no public announcement or filing shall be required or voluntarily made by any person in connection therewith other than general disclosure in Company periodic reports to the effect that Company directors and officers may enter into such trading plans from time to time.

The shares are listed on the New York Stock Exchange under the symbol “LXU.”

The following table shows the underwriting discounts and commissions that the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares described above.

	Paid by Selling Stockholders
	No Exercise	Full Exercise
Per share (1)	$0.6825	$0.6825
Total	$5,460,000	$6,279,000

(1)

The underwriting discount for the 8,000,000 shares of our common stock sold to the public is $0.6825 per share. No discounts or commissions are payable to the underwriters in respect of the 5,500,000 shares of our common stock being purchased by us.

The expenses of the offering payable by us are estimated at $640,000. We have agreed to reimburse the underwriters for certain expenses in connection with this offering.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. For example, affiliates of certain of the underwriters also serve as lenders under our debt facilities.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

Neither this prospectus nor any applicable free writing prospectus is a prospectus for the purposes of the Prospectus Regulation (as defined below). This prospectus and any applicable free writing prospectus has been prepared on the basis that any offer of the shares in any Member State of the European Economic Area (each, a “Relevant State”) will not be made to the public in that Relevant State and will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of the shares. Accordingly, any person making or intending to make an offer in that Relevant State of the shares which are the subject of the offering contemplated in this prospectus or any applicable free writing prospectus may only do so in circumstances in which no obligation arises for us, the selling stockholders or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither we, the selling stockholders nor the underwriters have authorized, nor do they authorize, the making of any offer of the shares in circumstances in which an obligation arises for us, the selling stockholders or the underwriters to publish a prospectus for such offer. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

In relation to each Relevant State, no offer of the shares which are the subject of the offering contemplated by this prospectus or any applicable free writing prospectus to the public may be made in that Relevant State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation) per Member State, subject to obtaining the prior consent of the relevant representatives nominated by us for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of ordinary shares shall require the Company or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2 of the Prospectus Regulation. In the case of any ordinary shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ordinary shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements. For the purposes of this provision, the expression an “offer to the public” in relation to the ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation) in the United Kingdom, subject to obtaining the prior consent of the representative for any such offer; or

(c) in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000, or the FSMA;

provided that no such offer of the shares shall require the Company or the underwriters to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2 of the U.K. Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the U.K. Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public S-32 other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 and the Prospectus (Amendment etc.) (EU Exit) Regulations 2019.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the U.K. Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order or (iii) who are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Any person in the United Kingdom who is not a relevant person must not act on or rely upon this document or any of its contents. The shares are not being offered to the public in the United Kingdom.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and the Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Solely for the purposes of its obligations pursuant to section 309B(1)(a) and 309B(1)(c) of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the “CMP Regulations 2018”), the issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products; and MAS notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Ropes & Gray LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk  & Wardwell LLP.

EXPERTS

The consolidated financial statements of LSB Industries, Inc. appearing in LSB Industries, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2021, and the effectiveness of LSB Industries, Inc.’s internal control over financial reporting as of December 31, 2021, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of our common stock being offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement and its exhibits. Statements contained in this prospectus supplement or the accompanying prospectus as to the contents of any contract or other document are not necessarily complete. We are required to file annual, quarterly and current reports, proxy statements, and other information with the SEC. Such materials may be accessed electronically by means of the SEC’s website at www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in other documents that we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus (i) the documents listed below and (ii) and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the termination of the offering under this prospectus; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed, including any information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K, in accordance with Commission rules:

•	our Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 24, 2022, as amended by the Form 10-K/A filed on March 25, 2022 (as so amended, our “Form 10-K”);

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed on May 4, 2022;

•	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, filed on July 28, 2022;

•	the information in our proxy statement on Form 14A filed on April 12, 2022, to the extent incorporated by reference in our Form 10-K;

•

our Current Reports on Form 8-K filed with the SEC on March 3, 2022, March  8, 2022, May  3, 2022, May  13, 2022 and July 27, 2022 (other than such portions of those documents that are furnished and not filed); and

•	the description of our common stock in our registration statement on Form 8-A, filed on October 24, 2008, as supplemented by the disclosure contained in Exhibit 4.15(a) to our Form 10-K.

You may obtain a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus, except for exhibits to those documents (unless the exhibits are specifically incorporated by reference into those documents), at no cost to you. Any such request should be directed to: LSB Industries, Inc., 3503 NW 63rd Street, Suite 500, Oklahoma City, Oklahoma, Attention: Office of the Secretary.

PROSPECTUS

LSB INDUSTRIES, INC.

Common Stock

The selling stockholders to be named in a prospectus supplement may offer and sell shares of our Common Stock from time to time in amounts, at prices and on terms that will be determined at the time of the offering. We will not receive any proceeds from any sale of shares by the selling stockholders pursuant to this prospectus.

We will provide, if applicable, specific terms of any offering in a supplement to this prospectus. Any prospectus supplement may also add, update, or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus and the applicable prospectus supplement before you purchase any of the securities offered hereby.

The securities may be sold through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus and the comparable section of any applicable prospectus supplement. If any underwriters are involved in the sale of the securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable discounts or commissions and over-allotment options will be set forth in the applicable prospectus supplement.

Our shares of Common Stock are traded on the New York Stock Exchange under the symbol “LXU.” On March 24, 2022, the closing price of our shares of Common Stock was $24.53.

Investing in our securities involves a high degree of risk. Risks associated with an investment in our securities will be described in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission incorporated by reference into this prospectus, as described under “Risk Factors” on page 4.

You should read this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information” before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 28, 2022.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “Commission”), as a “well-known seasoned issuer” as defined under Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) using a “shelf” registration process. Under this shelf registration process, the selling stockholders may, on a continuous basis, in one or more offerings, sell or otherwise dispose of shares of our Common Stock.

This prospectus incorporates by reference important business and financial information about us that is not included in or delivered with this document. Each time securities are sold under the shelf registration statement, we will provide a prospectus supplement that will contain specific information about the terms of those securities and the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement, including all documents incorporated by reference herein and therein, together with the additional information described under “Where You Can Find More Information” below.

We will not receive any proceeds from the sale or other disposition of the shares of our Common Stock by the selling stockholders.

The information contained in this prospectus may not be complete and may be changed. You should rely only on the information provided in or incorporated by reference in this prospectus or in any prospectus supplement, or documents to which we otherwise refer you. We have not authorized anyone else to provide you with different information.

We have not authorized any dealer, agent or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or an accompanying prospectus supplement. This prospectus and the accompanying prospectus supplement, if any, do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying prospectus supplement, if any, constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement, if any, is accurate on any date subsequent to the date set forth on the front of such document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

References in this prospectus to the terms “the Company,” “LSB,” “we,” “our” and “us” or other similar terms mean LSB Industries, Inc. and our consolidated subsidiaries, unless we state otherwise or the context indicates otherwise.

References to “Common Stock” refer to the common stock, par value $0.10 per share, of the Company.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents that we incorporate by reference in the prospectus contain statements that are considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements, including statements about industry trends and other matters that do not relate strictly to historical facts, are based on management’s expectations and assumptions, and are often identified by such forward-looking terminology as “expect,” “look,” “believe,” “anticipate,” “estimate,” “seek,” “may,” “trend,” “target,” and “goal” or similar statements or variations of such terms. Forward-looking statements may include, among other things, statements regarding:

•	projections of revenue, margins, expenses, earnings from operations, cash flows or other financial items;

•	plans, strategies and objectives of management for future operations, including statements relating to developments or performance of our products;

•	future economic conditions or performance;

•	the outcome of outstanding claims or legal proceedings;

•	assumptions underlying any of the foregoing;

•	any other statements that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future; and

•

statements described under the heading “Special Note Regarding Forward Looking Statements” in our Annual Report on Form 10-K for the year ended December 31, 2021 (as amended by the Form 10-K/A filed on March 25, 2022, our “Form 10-K”) which are hereby incorporated herein by reference.

Forward-looking statements are subject to various risks and uncertainties, which change over time, are based on management’s expectations and assumptions at the time the statements are made, and are not guarantees of future results. Our management’s expectations and assumptions, and the continued validity of the forward-looking statements, are subject to change due to a broad range of factors affecting the national and global economies, the financial markets, as well as factors specific to us and our subsidiaries, as discussed under the heading “Risk Factors” in our Form 10-K and Form 10-Qs and other filings with the SEC and incorporated into this prospectus by reference.

Actual outcomes and results may differ materially from what is expressed in our forward-looking statements and from our historical financial results due to the factors discussed above and elsewhere in this prospectus, including, without limitation, our Form 10-K and Form 10-Qs, or in our other SEC filings. Forward-looking statements should not be relied upon as representing our expectations or beliefs as of any time subsequent to the time this prospectus is filed with the SEC. Unless specifically required by law, we undertake no obligation to revise the forward-looking statements contained in this prospectus to reflect events after the time it is filed with the SEC. The factors discussed above are not intended to be a complete summary of all risks and uncertainties that may affect our businesses. Though we strive to monitor and mitigate risk, we cannot anticipate all potential economic, operational and financial developments that may adversely affect our operations and our financial results.

Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate us. Any of our investors should consider all risks and uncertainties disclosed in our SEC filings, described under the section entitled “Where You Can Find More Information,” all of which are accessible on the SEC’s website at http://www.sec.gov. We note that all website addresses given in this prospectus are for information only and are not intended to be an active link or to incorporate any website information into this document.

THE COMPANY

Company Overview

LSB manufactures and sells chemical products for the agricultural, mining, and industrial markets. The Company owns and operates facilities in Cherokee, Alabama, El Dorado, Arkansas, and Pryor, Oklahoma, and operates a facility for Covestro LLC in Baytown, Texas. LSB’s products are sold through distributors and directly to end customers throughout the United States and parts of Mexico and Canada.

Corporate Information

Our common stock is listed on the New York Stock Exchange under the ticker symbol “LXU.” Our principal executive offices are located at 3503 NW 63rd Street, Suite 500, Oklahoma City, Oklahoma 73116, and our telephone number is (405) 235-4546. Our website address is www.lsbindustries.com. Neither our website nor any information contained on our website is part of this prospectus.

RISK FACTORS

Investing in our securities involves a high degree of risk. The prospectus supplement applicable to each offering of our securities will contain a discussion of the risks applicable to an investment in our securities. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained or incorporated by reference in the prospectus supplement or appearing or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and other documents that we file with the Commission, which are incorporated herein by reference as described in this prospectus under the heading “Where You Can Find More Information”. The risks and uncertainties we have described in such documents are not the only risks that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations.

USE OF PROCEEDS

We will not receive any proceeds from the sale or other disposition of the shares of our Common Stock by the selling stockholders.

PLAN OF DISTRIBUTION

The selling stockholders may sell the securities offered hereby in one or more of the following ways (or in any combination thereof) from time to time:

•

to or through underwriters, agents, brokers or dealers, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of the securities for whom they may act as agent;

•

in one or more block transactions, including transactions in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	through purchases by a broker-dealer or market maker, as principal, and resale by the broker-dealer for its account;

•

through the pledge of the securities for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of shares of our Common Stock or other of our securities and, in the case of any collateral call, default or foreclosure on such loan or obligation, pledges or sales of shares of our Common Stock or other of our securities by such pledgees or secured parties;

•	through short sales or transactions to cover short sales relating to the securities;

•	in one or more exchange or over the counter market transactions;

•

through the distribution by the selling stockholders or any of their respective successors in interest to their members, general or limited partners or shareholders (or their respective members, general or limited partners or shareholders);

•	in privately negotiated transactions;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•

through delivery of shares upon conversion, exchange, exercise or other settlement of other securities or debt instruments (whether such other securities or debt instruments are issued by the selling stockholder or any other party);

•	through distributions to creditors and equity holders of the selling stockholders;

•	directly to purchasers, including through a specific bidding, auction or other process (including, without limitation, in privately negotiated transactions);

•	in off market transactions at prevailing market prices;

•	through a combination of such methods; or

•	through any other method permitted by applicable law.

The selling stockholders may also sell all or a portion of their securities pursuant to Rule 144 or another exemption from registration under the Securities Act, if available, in transactions not covered by this prospectus.

The selling stockholders may enter into sale, forward sale, derivative or other similar transactions with third parties. In connection with any sale, forward sale, derivative or other similar transactions with third parties, the third parties (or underwriters on their behalf) may sell shares of our Common Stock or other of our securities, including in short sale transactions and by issuing securities that are not covered by this prospectus but are exchangeable, convertible, exercisable or may represent beneficial interests in or otherwise be settled for our Common Stock. The third parties also may use shares or other securities received under those sale, forward sale or derivative arrangements or shares or other securities pledged by a selling stockholder or borrowed from a selling stockholder or others to settle such third-party sales or to close out any related open borrowings of our Common Stock or other securities. The third parties or underwriters selling shares of our Common Stock or other securities on their behalf may deliver this prospectus in connection with any such transactions. Any third party in such sale transactions may be an underwriter and, if required, will be identified in a prospectus supplement.

In addition, the selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions, which may require the delivery of securities to the broker-dealer or other financial institution. The broker-dealer may then resell or otherwise transfer such securities pursuant to this prospectus. The selling stockholders also may loan or pledge securities, and the borrower or pledgee may sell or otherwise transfer the securities so loaned or pledged pursuant to this prospectus. Such borrower or pledgee also may transfer those securities to investors in our securities or another selling stockholder’s securities or in connection with the offering of other securities not covered by this prospectus.

To the extent necessary, a prospectus supplement will describe any additional terms of an offering of the shares of our Common Stock, including, to the extent applicable, the following:

•	the name or names of any underwriters, dealers or agents and the amount of shares of our Common Stock underwritten or purchased by each of them;

•	any offering price and any discounts or concessions allowed or reallowed or paid to dealers;

•

the public offering price of the shares of our Common Stock, the proceeds to the selling stockholders, and any discounts, commissions or concessions allowed or reallowed or paid to underwriters, dealers or agents, and other items constituting underwriters’, dealers’ or agents’ compensation;

•	any delayed delivery arrangements; and

•	information about the selling stockholders, including the relationship between the selling stockholders and us.

The selling stockholders may, or may authorize underwriters, dealers or other persons acting as our agents, to solicit offers by certain institutions to purchase securities from the selling stockholders pursuant to delayed delivery contracts providing for payment and delivery on the date stated in each applicable prospectus supplement. If necessary, any such contracts will be described in, and be subject to the conditions set forth in, a supplement to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of securities for whom they act as agents or to whom they sell as principals, or both. Compensation to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving securities. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

We and the selling stockholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. In addition, agents, underwriters and other third parties described above may be entitled to indemnification by us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution from us and the selling stockholders with respect to payments which the agents, underwriters or third parties may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us or the selling stockholders in the ordinary course of business. We and the selling stockholders may also use underwriters or such other third parties with whom we or such selling stockholders have a material relationship. We and the selling stockholders will describe the nature of any such relationship in the applicable prospectus supplement.

Certain underwriters may use this prospectus and any accompanying prospectus supplement for offers and sales related to market-making transactions in our Common Stock. These underwriters may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale. Any underwriters involved in the sale of our Common Stock may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Accordingly, any profits realized by a selling stockholder and any compensation earned by any such underwriter, broker-dealer or agent may be deemed to be underwriting commissions, discounts or concessions and may qualify as underwriters’ compensation under the Securities Act and the rules of the Financial Industry Regulatory Authority. Persons who are “underwriters” under the Securities Act with respect to the securities offered hereby must comply with any applicable prospectus delivery requirements under the Securities Act. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities offered hereby to engage in market-making or other activities with respect to the securities.

In order to comply with applicable securities laws of some states or countries, the securities may only be sold in those jurisdictions through registered or licensed brokers or dealers and in compliance with applicable laws and regulations. In addition, in certain states or countries the securities may not be sold unless they have been registered or qualified for sale in the applicable state or country or an exemption from the registration or qualification requirements is available.

Our Common Stock is listed on The New York Stock Exchange. Underwriters may make a market our Common Stock, but will not be obligated to do so and may discontinue any market making at any time without notice. We can make no assurance as to the development, maintenance or liquidity of any trading market in our Common Stock.

Certain persons participating in an offering may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with rules and regulations under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of our Common Stock in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the shares of our Common Stock originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may stabilize, maintain or otherwise affect the market price of the securities offered under this prospectus. As a result, the price of the shares of our Common Stock may be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. These transactions may be effected on the NYSE or another securities exchange or automated quotation system, or in the over-the-counter market or otherwise.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and preferred stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the common stock and preferred stock that we may offer, in the case of our common stock, under this prospectus. It may not contain all the information that is important to you. For the complete terms of our common stock and preferred stock, please refer to our Restated Certificate of Incorporation, as amended (our “Certificate of Incorporation”) and Amended and Restated Bylaws, as amended (our “Bylaws”), which are incorporated by reference into the registration statement which includes this prospectus. The Delaware General Corporation Law may also affect the terms of these securities.

Authorized capital stock

Our authorized capital stock consists of

•	150,000,000 shares of common stock, $0.10 par value per share;

•	250,000 shares of preferred stock, $100 par value per share (“Preferred Stock”); and

•	5,000,000 shares of Class C Preferred Stock, no par value (“Class C Preferred Stock”).

Common Stock

On March 24, 2022, 89,564,162 shares of our common stock were issued and outstanding, excluding 1,603,962 shares held in treasury. All outstanding shares of our common stock are duly authorized, fully paid and nonassessable.

Dividends. Subject to preferential dividend rights of any other class or series of stock, the holders of shares of our common stock are entitled to receive dividends, including dividends of our stock, if, as and when declared by our board of directors, subject to any limitations applicable by law and to the rights of the holders, if any, of our preferred stock.

Liquidation. In the event we are liquidated, dissolved or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities, each holder of our common stock will be entitled to share ratably in all assets that remain, subject to any rights that are granted to the holders of any class or series of preferred stock.

Voting Rights. For all matters submitted to a vote of stockholders, each holder of our common stock is entitled to one vote for each share registered in the holder’s name. Holders of our common stock vote together as a single class. There is no cumulative voting in the election of our directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of preferred stock, a majority of the votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a director.

Other Rights and Restrictions. Subject to the preferential rights of any other class or series of stock, all shares of our common stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Furthermore, holders of our common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities. Our Certificate of Incorporation and Bylaws do not restrict the ability of a holder of our common stock to transfer the holder’s shares of our common stock.

The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of our outstanding preferred stock and of any series of preferred stock which we may designate and issue in the future.

Listing. Our common stock is listed on the New York Stock Exchange under the symbol “LXU.”

Transfer Agent and Registrar. The transfer agent for our common stock is Computershare Limited.

Preferred Stock

Under our Certificate of Incorporation we have authority, subject to any limitations prescribed by law and without further stockholder approval, to issue from time to time up to 250,000 shares of Preferred Stock, and 5,000,000 shares of Class C Preferred Stock.

The Preferred Stock and Class C Preferred Stock are issuable in one or more series, each with such designations, preferences, rights, qualifications, limitations and restrictions as our board of directors may determine in resolutions providing for their issuance.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including loss of voting control to others.

Pursuant to our Certificate of Incorporation we are authorized to issue “blank check” preferred stock, which may be issued from time to time in one or more series upon authorization by our board of directors. Our board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power or rights of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium or otherwise adversely affect the market price of the common stock.

The summaries above of selected provisions of our common stock and preferred stock are qualified entirely by the provisions of our Certificate of Incorporation, our Bylaws and our debt agreements, all of which are included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You should read our Certificate of Incorporation, our Bylaws and our debt agreements. To the extent that any particular provision described in a prospectus supplement differs from any of the provisions described in this prospectus, then the provisions described in this prospectus will be deemed to have been superseded by that prospectus supplement.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Some provisions of Delaware law, our Certificate of Incorporation and our Bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Section 203 of the DGCL prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. The term “business combination” is broadly defined to include a broad array of transactions, including mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

Our Certificate of Incorporation and Our Bylaws

Provisions of our Certificate of Incorporation and our Bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, our Certificate of Incorporation and Bylaws:

•

provide for the division of the Board into three classes, each class consisting as nearly as possible of one-third of the whole. The term of office of one class of directors expires each year; with each class of directors elected for a term of three years and until the stockholders elect their qualified successors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by a majority of directors then in office, even if less than a quorum, or by the sole remaining director;

•	provide that our Certificate of Incorporation and Bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding voting stock;

•	provide that special meetings of our stockholders may only be called by our chairman or by a majority of the directors then in office;

•

provide that, as a general rule, unless we consent in writing to the selection of an alternate forum, (i) the Court of Chancery of the State of Delaware will be the sole and exclusive forum for each of the following: (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employee or stockholder, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or bylaws on our behalf, (d) any action to interpret, apply, enforce or determine the validity of our bylaws, or (e) any action asserting a claim governed by the internal affairs doctrine and (ii) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

•

provide that the affirmative vote of the holders of not less than two-thirds of the outstanding voting stock of LSB voting as a single class shall be required for the approval or authorization of any (i) merger or consolidation of LSB with or into any other corporation, or (ii) sale, lease or exchange of all or substantially all of the assets of LSB to or with any other corporation, person or entity; provided, however, that such two-thirds voting requirement shall not be applicable if (a) LSB is merged with a corporation in which at least two-thirds of the outstanding shares of each class of stock of such corporation is owned by LSB, or (b) if a transaction described in clauses (i) or (ii) above has been approved by a vote of at least a majority of the members of the board of directors of LSB. If such two-thirds voting requirement of the outstanding voting stock of LSB shall not be applicable under the provisions of clauses (a) or (b) above, then in such event transactions specified in (i) or (ii) above shall require only such affirmative vote as is required by law, regulation or any other provision of our Certificate of Incorporation; and

•	provide that our Bylaws can be amended by our board of directors.

Limitations of Liability and Indemnification Matters

Our Certificate of Incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our Bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our Bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into indemnification agreements with each of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in the Certificate of Incorporation and the indemnification agreements facilitates our ability to continue to attract and retain qualified individuals to serve as directors and officers.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Commission. The Commission maintains an Internet site at http://www.sec.gov that contains the reports, statements and other information about issuers, such as us, who file electronically with the Commission. We also maintain a website at www.lsbindustries.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the Commission. Information contained on or accessible through our website is not a part of this prospectus or any prospectus supplement, and the inclusion of our website address in this prospectus is an inactive textual reference only.

The Commission allows us to “incorporate by reference” into this prospectus the information in other documents that we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the Commission will automatically update and supersede information contained in documents filed earlier with the Commission or contained in this prospectus. We incorporate by reference in this prospectus (i) the documents listed below and (ii) and any future filings that we may make with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the termination of the offering under this prospectus; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed, including any information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K, in accordance with Commission rules:

•	our Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 24, 2022, as amended by the Form 10-K/A filed on March 25, 2022;

•	our Current Reports on Form 8-K filed with the Commission on March 3, 2022, March 3, 2022 and March 8, 2022 (other than such portions of those documents that are furnished and not filed); and

•

the description of our common stock in our registration statement on Form 8-A, filed on October 24, 2008, as supplemented by the disclosure contained in Exhibit 4.17(a) to our Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 24, 2022.

You may obtain a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus, except for exhibits to those documents (unless the exhibits are specifically incorporated by reference into those documents), at no cost to you. Any such request should be directed to: LSB Industries, Inc., 3503 NW 63rd Street, Suite 500, Oklahoma City, Oklahoma, Attention: Office of the Secretary.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters in connection with the securities offered by this prospectus will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Additional legal matters may be passed upon for any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of LSB Industries, Inc. appearing in LSB Industries, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2021, and the effectiveness of LSB Industries, Inc.’s internal control over financial reporting as of December 31, 2021, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

13,500,000 Shares

LSB INDUSTRIES, INC.

Common Stock

Prospectus Supplement

Joint Book-Running Managers

Goldman Sachs & Co. LLC	UBS Investment Bank

Deutsche Bank Securities	Jefferies	Piper Sandler

RBC Capital Markets	BNP PARIBAS	Stifel